Exhibit 99.1

ELBIT IMAGING ANNOUNCES
ANNUAL GENERAL MEETING

Tel Aviv, Israel, November 19, 2009, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”), today announced that it has scheduled its 2009 Annual General Meeting of Shareholders to take place Wednesday, December 30, 2009 at 11:00 a.m. (Israel time), at the offices of the Company, 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel. The record date for the meeting is November 25, 2009.

The agenda of the meeting is as follows:

1.	To re-elect the following members of the Board of Directors: Mordechay Zisser, Abraham (Rami) Goren, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz.

2.	To approve an option grant by InSightec Ltd. to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of the Company and of InSightec Ltd.;

3.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as the Company’s independent auditors until the next annual general meeting of shareholders.

4.	To discuss the financial statements of the Company for the year ended December 31, 2008.

Quorum:
At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33-1/3%) of the issued and outstanding voting shares, will constitute a quorum at the Meeting.

Voting Requirements:
Items 1 and 3 require the approval of a simple majority of the shares voted on the matter. Item 2 requires the approval of a majority of the shares voted on the matter. In addition, since Item 2 involves an indirect controlling shareholder of the Company, it also requires that either (i) at least one-third of the shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the Company’s outstanding shares. Item 4 will not involve a vote of the shareholders.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by the mail, on or about November 27, 2009, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members (and not via the Tel Aviv Stock Exchange Clearinghouse). Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement from the Company and the following websites: www.sec.gov, www.magna.isa.gov.il and www.maya.tase.co.il.

About Elbit Imaging Ltd.
The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels – Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (vii) Other Activities – (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

For Further Information:

Company Contact:	Investor Contact:

Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations Ltd.
(972-3) 608-6000	(972-3) 516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com